FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
August 16, 2005
Officer Positions for New US Airways Announced
Today, America West Chairman, President and CEO Doug Parker and US Airways President and CEO Bruce Lakefield announced the officer team that will be recommended to the new airline’s board of directors. These officers would assume their new roles in the combined company at the merger’s close date, which is expected in late September.
Doug said, “We welcome these talented individuals to the new US Airways and we are confident that they have the right skills to navigate our merged company through the challenging transition. In addition, we are grateful for the efforts of both teams and to members of both teams who will not remain with the new airline. It took the entire officer teams of both airlines to make the initial discussion of a merger a reality and we appreciate the diligent efforts of those individuals.”
Bruce added, “When Doug and I began discussing this merger, we set a goal to build the best team in the airline industry. This combination of leaders from US Airways and America West certainly accomplishes that goal. I add my deep appreciation to all of the officers who have worked tirelessly throughout our initial discussions and who will continue to do so until the merger is completed.”
America West and US Airways currently have a combined 52 officer positions, including two positions that are responsible for the US Airways Express operations of PSA and Piedmont. There are 34 officers being named today for the new airline (including Doug Parker and his direct reports), which will result in a 35 percent reduction in overhead expenses. In addition, a few of the new positions are transition roles designed to integrate specific areas, which should phase out as the merger is completed.
Doug continued, “There is a lot of work to be accomplished over the next 18 months. We have to move to one operating certificate and create single systems for areas such as revenue management, revenue accounting and other technical functions. This work will require extraordinary efforts, and I am pleased we have put the right team in place to get that work accomplished.”
Please welcome aboard the leadership team of the new US Airways. Biographies of these individuals will be available soon on awaCompass.com (America West employees) and theHub (US Airways employees).

OFFICER POSITIONS FOR THE NEW US AIRWAYS
Administration
Led by Executive Vice President and Chief Administrative Officer Jeff McClelland
•	Derek Kerr, Senior Vice President, Chief Financial Officer Reporting to Derek:
•	Mike Carreon, Vice President, Controller

•	Dion Flannery, Vice President, Financial Analysis

•	Kara Gin, Vice President, Financial Planning
•	Tom Weir, Vice President, Treasurer

•	Jim Walsh, Senior Vice President/General Counsel Reporting to Jim:
•	Janet Dhillon, Vice President/Deputy General Counsel
•	John Hedblom, Vice President, Human Resources

•	Al Hemenway, Vice President, Labor Relations

•	Steve Farrow, President/CEO, Piedmont

•	Keith Houk, President/CEO, PSA
Marketing
Led by Executive Vice President, Sales and Marketing Scott Kirby
•	Joe Beery, Senior Vice President/CIO Reporting to Joe:
•	Paul Lambert, Vice President, Facilities
•	Andrew Nocella, Senior Vice President, Scheduling, Planning and Alliances

•	Kerry Carstairs, Vice President, Reservations

•	Travis Christ, Vice President, Sales & Marketing

•	Randy Richards, Vice President, Cargo

•	Open, Vice President, Revenue Management
Operations
Led by Executive Vice President, Operations Al Crellin
•	Ed Bular, Vice President, Flight Operations Reporting to Ed:
•	Dave Seymour, Vice President, Operations Control and Planning

•	Joe Chronic, Vice President, Flight Operations Integration
•	Hal Heule, Senior Vice President, Safety & Regulatory Compliance

•	Anthony Mulé, Senior Vice President, Customer Service Reporting to Anthony:
•	Ron Cole, Vice President, Inflight Services

•	Donna Paladini, Vice President, Customer Service West

•	Open, Vice President, Customer Service East
•	John Prestifilippo, Senior Vice President, Maintenance and Engineering Reporting to John:
•	Rick Oehme, Vice President, Engineering & Quality
Public, Government, and Community Affairs
Led by Senior Vice President, Public Affairs C.A. Howlett
•	Rosemary Murray, Vice President, Government Affairs
Corporate Communications
Led by Vice President, Corporate Communications Elise Eberwein
•	Larry LeSueur, Vice President, Culture Integration

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.